SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

ARROW DWA BALANCED VIT FUND

A SERIES OF THE

NORTHERN LIGHTS VARIABLE TRUST

LETTER OF INVESTMENT INTENT

January __, 2007

To the Board of Trustees of Northern Lights Variable Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Arrow DWA Balanced VIT Fund, a series of the Northern Lights Variable Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Arrow Investment Advisors, LLC

By:__________________________

Its:__________________________